UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE TO/A


   Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities Exchange Act of 1934
                       (Amendment No. 1)

    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP

	     (Name of the Subject Company (issuer))
    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
                     JEFFERY L. KEIERLEBER

	 (Name of Filing Persons (Issuer and Offeror))
                 Limited Partnership Interests

                 (Title of Class of Securities)

                              N/A

             (CUSIP Number of Class of Securities)


                       Mr. Michael Sweet
               Decade Companies Income Properties
              N19 W24130 Riverwood Dr., Suite 100
                       Waukesha WI 53188
                         (262) 522-8990
                            Copy to:
                    Conrad G. Goodkind, Esq.
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                    411 East Wisconsin Ave.
                      Milwaukee, WI 53202
                         (414) 277-5000


(Name, address, and telephone numbers of persons authorized to receive notices and communications on
                   behalf of filing persons)



[ X ]   Check the box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
       Form or Schedule and the date of its filing.

            Amount Previously Paid:  $285.00

           Form or Registration No.:  Schedule TO

     Filing Party: DCIP and Mr. Keierleber

                           Date Filed:  July 16, 2003

[    ]   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

           [    ] third-party tender offer subject to Rule 14d-1.

           [ X ]  issuer tender offer subject to Rule 13e-4.

  [    ] going-private transaction subject to Rule 13e-3.

  [    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:  [    ]

			  SCHEDULE TO

This Amendment No. 1 to Schedule TO amends the Schedule TO originally filed by Decade Companies Income
Properties-A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership")
Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber"). This Amendment No. 1 to Schedule TO relates to the tender offer, severally and not jointly, by the Partnership and Keierleber to purchase, in aggregate, up to 3,500 Limited Partnership Interests (the "Interests"), at a price of $910.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2003 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). Amendment No. 1 to the Offer to
Purchase dated August 8, 2003 ("Amendment No. 1") will be sent to all Limited Partners of the Partnership.
Amendment No. 1 is filed with this Amended Schedule TO as an exhibit hereto.
The Offerors are concurrently
filing with this amended Schedule TO an amended Schedule 13E-3.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Except as amended hereby, the Schedule TO filed by the Offerors on July 16, 2003 remains in effect.

Item 1.  Summary Term Sheet

The information set forth in the Offer to Purchase under "Summary Term Sheet" is hereby amended by the information in Amendment No. 1 under "Previous Offers by the Offerors to Purchase Interests," which is incorporated herein by reference.

Item 4.  Terms of the Transaction

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," The Offer-Introduction-
Background," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction-Determination of the Purchase Price,"
"The Offer-Introduction-Interests of Certain Persons in the Offer,"
"The Offer-Introduction-Certain Effects of the Offer,"
"The Offer-Risk Factors," "The Offer-Fairness of the Transaction; Reports, Opinions, Appraisals and Certain
Negotiations; No Approvals Required; No Appraisal Rights," "The Offer-Certain Federal Income Tax Consequences,"
"The Offer-Number of Interests; Expiration Date; Extension of the Offer," "The Offer-Procedure for Tendering
Interests," "The Offer-Withdrawal Rights," "The Offer-Payment of the Purchase Price," "The Offer-Certain Conditions of the Offer" and "The Offer-Extension of Tender Period; Termination; Amendments" and the Letter of Acceptance is hereby amended by the information in Amendment No. 1 under "Previous Offers by the Offerors to Purchase Interests,"
"Wisconsin Filings Completed," "The Offer," "Update on Payment of Purchase Price" and "Conditions of the Offer", which is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

The information set forth in the Offer to Purchase under
 "The Offer-Introduction-Background," "The Offer-
Introduction-Purpose of Offer," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction-Interests of
Certain Persons in the Offer," "The Offer-Introduction Certain Effects of the Offer," "The Offer-Risk Factors" and
"The Offer-Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests" is hereby amended by the information in Amendment No. 1 under "The Offer," which is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

The information set forth in the Offer to Purchase under "The Offer-Source and Amount of Funds" and "The Offer-
Persons/Assets, Retained, Employed, Compensated or Used" is hereby amended by the information in Amendment
No. 1 under "Source of Funds," which is incorporated herein by reference.

Item 11.  Additional Information

The information set forth in the Offer to Purchase and the Letter of Acceptance is hereby amended by the information in Amendment No. 1, which is incorporated herein by reference.

Item 12.  Exhibits

     (a)(1)(A) Amendment No. 1 to the Offer to Purchase

                           SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DECADE COMPANIES,
         GENERAL PARTNER,
         DECADE COMPANIES INCOME
         PROPERTIES

         /s/ Jeffery L. Keierleber
         Jeffery L. Keierleber,
         General Partner,
         Decade Companies

         /s/ Jeffery L. Keierleber
         Jeffery L. Keierleber

         Date: August 8, 2003


AMENDMENT NO. 1 TO THE OFFER TO PURCHASE DATED JULY 15, 2003

    DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP

                          August 8, 2003

               Offer to Purchase Cash Consideration

            Up to 3,500 Limited Partnership Interests
             At a Purchase Price of $910 Per Interest

The offer, proration period and withdrawal rights expire at 12:00 midnight,
Milwaukee time, on August 13, 2003, unless the offer is extended.

The Offer to Purchase Interests is made by and on the terms and conditions contained in (a) the Offer to Purchase dated July 15, 2003 and in the related Letter of Acceptance (which together constitute the "Offer"), and (b) this Amendment (consisting of a cover page and pages S-2 through S-7 (the "Amendment No. 1") which amends and supplements the Offer as of the date hereof.

IT IS IMPORTANT THAT AMENDMENT NO. 1 BE READ IN CONJUNCTION WITH
THE OFFER.

         August 8, 2003

To all Limited Partners of Decade Companies Income Properties - A
Limited Partnership ("DCIP"):

INTRODUCTION

         As we approach the tender offer
Expiration Date, August 13, 2003, and in addition to the information set forth in the Offer to Purchase dated July 15, 2003 and the related Letter of Acceptance (collectively, the "Offer"), all limited partners of Decade Companies Income Properties (the "Partnership" or "DCIP") should carefully consider the following information in this Amendment No. 1 dated August 8, 2003, which amends and supplements the information in the Offer to Purchase, in deciding whether to tender their Limited Partnership Interests ("Interests"). This letter supplements the Offer and provides additional information you should consider.

         The Partnership hereby invites its
limited partners to tender their Interests at $910.00 per Interest and urges limited partners to review the information contained in the original Offer to Purchase, the Letter of Acceptance and in this letter.

PREVIOUS OFFERS BY THE OFFERORS TO PURCHASE INTERESTS

         In the Offer to Purchase, we have
referenced that the Offerors considered the price paid in previous offers conducted within the last three years. Among other things, this includes an offer conducted by the Offerors that commenced on April 8, 2002 (the "2002 Offer") and under which the Offerors purchased an aggregate of 5,809.097 Interests at $895.00 per Interest. In the 2002 Offer, the Offerors offered to purchase up to an aggregate of 7,700 Interests at a purchase price of $895.00 per Interest, upon substantially similar terms as those pursuant to this Offer. Additional information regarding this offer by the Offerors can be found in the Offer to Purchase under the section entitled "Offer - Introduction - Significant Partnership Events."

WISCONSIN FILINGS COMPLETED

As noted in the Offer to Purchase, the Offerors were required to make certain filings with the Department of Financial Institutions in the State of Wisconsin and have requested an exemption from certain filing requirements under Wis. Stat. Chapter 552. The Offerors have made those filings and on August 4, 2003 received an exemption order and received confirmation that the Wisconsin Commissioner of Securities of the Department of Financial Institutions will not object to the terms of the Offer. The State of Wisconsin has not passed on and does not opine on the terms or the fairness of the Offer.

THE OFFER

         The Offer to Purchase indicated that the Offer is being conducted severally and not jointly by DCIP and Mr. Keierleber. By this, we meant that although DCIP and Mr. Keierleber are both offering to purchase Interests separately tendered in this Offer. DCIP has no liability or obligations with respect to that portion of the Interests for which Mr. Keierleber has offered to purchase in the Offer. You may not have any recourse against DCIP if Mr. Keierleber fails to purchase any specific amount of Interests in the Offer. Mr. Keierleber is participating in the Offer primarily to facilitate the funding of the Offer. DCIP does not have sufficient cash funds to undertake the entire Offer on its own.

         DCIP and Mr. Keierleber have offered to
purchase an aggregate of 3,500 Interests in the Offer, or 34.1 % of the issued and outstanding Interests (and 98.1 % of the issued and outstanding Interests not owned by Mr. Keierleber or his affiliates). Based upon past experience, the Offerors believe that not every Limited Partner will tender. The Offerors may increase the number of Interests being bought by up to 2% of the outstanding Interests without extending the Expiration Date under Rule 13e-4, and they will most likely do so if more than 3,500 Interests are tendered in the Offer. See the section entitled "Procedure for Tendering Interests - Proration" contained in the Offer to Purchase.

         The reason that both DCIP and Mr.
Keierleber determined to commence the Offer at this time was to
(i) provide Limited Partners with an opportunity to sell Interests at a price higher than reported transactions in the last three years, (ii) reduce the number of Limited Partners below 300, which will allow DCIP to terminate its reporting obligations under the Securities Exchange Act of 1934, and (iii) provide Limited Partners with another opportunity to sell their Interests because of events that occurred after the completion of the 2002 Offer. Subsequent to the completion of the 2002 Offer, two Office Buildings were purchased on July 30, 2002 to replace The Meadows II Apartments, which was sold on January 30, 2002. One consequence of the purchase of the Office Buildings and its operating results was the suspension of cash distributions during the third quarter of 2002 and thereafter.

         If for any reason the Offerors determine to change the amount of the Purchase Price or the number of Interests subject to the Offer, the Offerors will extend the term of the Offer for an additional 10 business days from the date the Offerors make such a determination.

         The Offerors have agreed to pay any
brokerage fees or similar expenses in connection with the Offer. However, the Offerors will not pay any fees that are payable in respect of custodial or other beneficiary accounts, if any. Limited Partners will be required to pay any such fees associated with tendering their Interests in the Offer.

         The Offerors hereby amend the Offer to
Purchase by changing all references to "Certain Federal Income
Tax Consequences" in the Offer to Purchase from "Certain Federal
Income Tax Consequences" to "Material Federal Income Tax
Consequences."

UPDATE ON PAYMENT OF PURCHASE PRICE

         Limited Partners should be aware that
the Purchase Price may be less than the fair market value or the ultimate liquidation value of the Interests.

         The Offerors concluded that the Purchase
Price was fair based on the various factors discussed in the Offer to Purchase, which are further expanded upon below, and on the fairness opinion that the Offerors obtained in connection with the Offer, which also concludes that the Purchase Price is fair to Limited Partners. The Offerors reasonably believe that the terms of the Offer are fair to unaffiliated Limited Partners, principally because it provides an opportunity for Limited Partners to receive cash for their Interests on a voluntary basis at a price that exceeds the reported third party trading prices of the Interests since January 1, 1999. The fairness opinion previously attached to the Offer to Purchase supported the Offerors conclusion.

         The Offerors have listed in the section
of the Offer to Purchase entitled "Offer - Introduction - Certain Effects of the Offer" numerous effects that the offer may have on Limited Partners, mostly applicable to Limited Partners who are not affiliated to the Offerors. The Offerors considered all such effects of the Offer on the unaffiliated Limited Partners in determining whether to conduct the Offer.

         The Offerors listed several factors in
the Offer to Purchase upon which they based their determination of the Purchase Price. These factors are further explained as follows, along with additional factors considered by the
Offerors:

                      The voluntary nature of the transaction
              - Limited Partners are not required to
              tender in the Offer and the Offerors are willing to accept the Interests tendered in the Offer. The General Partners considered that the amount of the Purchase Price offered in the Offer, which is above all prior transaction prices, may influence a Limited
              Partner's decision on whether to tender
              in the Offer.

                      The Interests are not registered on any
              registered securities exchange or on the NASDAQ over-the-counter market - there is not a readily available market for the Interests so that Limited Partners have limited liquidity for their
              Interests. The General Partners believed that because there is no market or liquidity for the Interests, it would be beneficial for the Limited Partners to have an opportunity to receive cash for their investment in DCIP if they so chose.

                      The liquidation value is uncertain at
              this time -the potential liquidation
              value of the Partnership is uncertain at this time because of the fluctuating real estate markets in those areas where the Partnership has properties and because of the varying occupancy rates in the Partnership's properties. The
              General Partners considered that because the liquidation value of the Partnership is uncertain, i.e. that the liquidation value may be lower in the future than it is now, it may be beneficial for Limited
              Partners to have an opportunity to
              receive in the Offer a definite cash
              value for their Interests.

                      In determining the fairness of the
              transaction to Limited Partners, the
              Offerors did not consider the net book
              value or going concern value of the
              Partnership, because the net book value
              amount under accounting rules does not
              correlate to any market value and the
              going concern value was difficult to
              calculate with any certainty.

                      There were no firm offers by
              unaffiliated third parties of which the
              Offerors are aware for the merger or
              consolidation of Partnership, the sale
              or transfer of all of the Partnership's
              assets or the purchase of Interests
              which would enable the holder to control the Partnership upon which the Offerors could evaluate the fairness of the transaction.

              The Offerors intend to promptly pay for
     all Interests tendered in the Offer upon the Expiration Date. Limited Partners should expect to receive payment within one or two days of the Expiration Date. However, it may take the Offerors additional time after the Expiration Date to calculate the Interests to be accepted if the Offerors receive numerous tenders within the last few days before the Expiration Date. In such event, Limited Partners should expect to receive payment within 5 days of the Expiration Date.

     CONDITIONS OF THE OFFER

     The Offer to Purchase contains a section entitled "Certain Conditions of the Offer." That section discusses certain conditions under which the Offerors may not be required to accept tendered Interests, or terminate or amend the Offer. Among other things, the first paragraph of that section states that the Offerors may terminate or amend the Offer if certain events occur regardless of the circumstances giving rise thereto (including any action or omission to act by the Offerors). We are deleting this reference to acts and omission by the Offerors, and Limited Partners should understand that the Offerors may not act or fail to act in any way that may allow the Offerors to amend or terminate the Offer.

              If we choose to waive any material
     condition to the Offer as listed in the Offer to Purchase, we will notify Limited Partners of such waiver and will extend the term of the Offer if so required by the securities laws.

              In the Offer to Purchase, we state that
     the conditions of the Offer "may be waived by the Offerors, in whole or in part, at anytime and from time to time in its reasonable discretion." However, other than any necessary regulatory approvals, all of the conditions listed in the Offer to Purchase will be waived or satisfied prior to the Expiration Date of the Offer.

     SOURCE OF FUNDS

              In the Offer to Purchase, we indicated
     that DCIP had received an unwritten but binding commitment from an affiliate to finance the transaction. By this we meant that DCIP has negotiated and agreed upon the terms of a promissory note with an affiliate, the material terms of which were included in the Offer to Purchase, but that the promissory note had not been executed. DCIP anticipates that the promissory note will be signed before the Expiration Date. If DCIP's financing expectations or the terms of the promissory note change prior to the Expiration Date, DCIP will notify the Limited Partners.


                   DECADE COMPANIES LETTERHEAD

                             August 8, 2003

              Re:      Decade Companies Income Properties
              Offer to Purchase Limited Partnership
     Interests
              Amendment No. 1

     Dear Investor:

     Enclosed with this letter is Amendment No. 1 to the Offer to purchase your Interests for cash consideration of $910 per Interest. The Amendment includes important information that you should consider.

     The Offer to Purchase your Interests expires at 12:00 midnight, Milwaukee, Wisconsin time of Wednesday, August 13, 2003 (unless otherwise extended by the Offerors). If you have not already accepted the Offer, and wish to do so, you must sign and timely return the Letter of Acceptance that was included with the Offer to Purchase.

     If desired, our fax machine (262-522-8999) will be available to receive your Letter of Acceptance after office hours through 12:00 midnight, Milwaukee, Wisconsin time on Wednesday, August 13, 2003.

     If you have already returned the Letter of Acceptance, no further action is required on your part. As noted in the Amendment, the Offerors intend to promptly pay for all Interests tendered in the Offer upon the Expiration Date.

     The results of the Offer through August 7, 2003 were as follows:

                       Number ofNumber of
     Limited Partners

                         Interests    Partners
                             Tendering                    956.56       86
     Not tendering or no response

                         2,610.63     332
              Subtotal   3,567.19     418
     Owned directly and beneficially by Mr. Keierleber
                         6,694.32         4
              Total    10,261.51     422

     If you need another copy of the Offer to Purchase or the Letter of Acceptance, please call me at (262) 522-8990.

     Very truly yours,
     /s/ Michael Sweet
     Michael Sweet
     Partnership Manager
     MS/Enclosure

     CORRESPONDENCE

     LETTERHEAD OF QUARLES & BRADY

                   Writer's Direct Dial: 414.277.5119
                   E-Mail: wjs@quarles.com

   August 8, 2003


     VIA FACSIMILE AND VIA EDGAR

     Julia E. Griffith, Esq.
     United States Securities and Exchange Commission
     Washington, D.C. 20549-0303

              RE:      Decade Companies Income Properties - A Limited
              Partnership (`1DCIP") Schedule TO-I/Schedule 13E-3

              File No. 005-47179

              Filed July 16, 2003

     Dear Ms. Griffith:

              This letter is in response to your letter dated August 2, 2003 (that we received on
     August 4, 2003) with comments on the Schedule TO-I/Schedule 13E-3 filings that were made by DCIP and Mr. Jeffrey Keierleber on July 16, 2003. For your reference, your comment, along with our response, is copied below.

     Schedule TO

              1.       It is not clear what you mean when you say that the
	       Schedule
              TO relates to the tender offer "severally and not jointly" by Decade Properties and Jeffrey Keierleber. Please revise your document to clarify this point.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-3, as attached. By this, we meant that although DCIP and Mr. Keierleber are both offering to purchase Interests separately tendered in this offer, DCIP has no liability or obligations with respect to that portion of the Interests for which Mr. Keierleber has offered to purchase in the Offer. Limited Partners may not have any recourse against DCIP if Mr. Keierleber fails to purchase any specific amount of Interests in the Offer.

     Offer to Purchase. Cover Page

              2. We note that you are offering to purchase up to 3,500 Limited Partnership Interests pursuant to the offer. Clarify your disclosure by stating what percentage of the total number of partnership interests this represents. Further, we note your disclosure in the Summary Term Sheet that you are "currently offering to purchase all of the outstanding Interests, except those owned by Jeffery Keierleber, and therefore, no proration is necessary." Please reconcile these two statements, which do not appear to be consistent.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-3, as attached.
              DCIP and Mr. Keierleber have offered to purchase an aggregate of 3,500 Interests in the Offer, or 34.1 % of the issued and outstanding Interests (and 98.1 % of the issued and outstanding Interests not owned by Mr. Keierleber). If more than 3,500 Interests are tendered in the Offer, the Offerors may increase the number of Interests being bought by up to 2% of the outstanding Interests without extending the Expiration Date under Rule 13e-4, and they will most likely do so if more than 3,500 Interests are tendered in the Offer. Based upon current results and past experience, we do not believe more than 3,500 Interests will tender.

         3. Revise your document to include a discussion of how you will conduct the offer if more than 3,500 Interests are tendered.
              See Rule 13e-4(f)(3). You may do this by means of a cross-reference.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-3, as attached. Additionally, please see the disclosure in the Offer to Purchase regarding proration of tendered Interests in the section entitled "The Offer - Procedure for Tendering Interests - Proration".

              4. Confirm your understanding that, pursuant to Rule 13e-4(e)(3), if there is a change in the amount of securities sought, you must extend the offer for ten business days from the date of the change.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-3, as attached. Additionally, DCIP confirms to the SEC that it will extend the offer for ten business days from the date of a change pursuant to Rule 13e-4(e)(3), if it changes the amount of the securities it seeks in the Offer as permitted by Rule 13e-4.

       5. Refer to the disclosure that shareholders will not be required to pay brokerage fees or similar expenses in connection with the transaction. Clarify that this does not include fees which may be payable in respect to custodial or other beneficiary accounts.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-3, as attached.
              The Offerors have indicated that they will not pay any fees payable in respect to custodial or other beneficiary accounts.

    Summary Term Sheet
     Factors in Determining the Purchase Price, page iv

     6. Revise the disclosure concerning the per interest price paid in previous offers to include the information that the previous offer was also conducted by Mr. Keierleber and Decade, and give the date (April, 2002) of the prior offering.

              Response:
              Please see Amendment No. 1 to the Offer to Purchase dated August 8, 2003, at page S-2, as attached. The Offerors have indicated that the previous Offer was also conducted by Mr. Keierleber and DCIP.

              7. Revise your Summary to prominently disclose that the purchase price may be less than the fair market value and the ultimate liquidation value of the Interests.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-3, as attached.
              The Offerors have disclosed that the purchase price may be less than the fair market value and the ultimate liquidation value of the Interests.

     Conditions to the Offer, page v

              8. We note your disclosure that you will not accept tenders that would cause Limited Partners to be holders of fewer than three interests, or two interests in the case of an IRA. Supplementally furnish us with your well-reasoned legal analysis of how this comports with Rule 13e-4(f)(8), or revise your offer to comply with the rule.

                       Response:Although DCIP understands that Rule 13e-4(f)(8)
              requires it to make the offer open to all holders of the Interests, Section 9.1 of the Partnership Agreement prohibits IRAs, pension/profit-sharing plans or participants in a reinvestment plan from holding less than three full Interests, or two full interests in the case of an IRA. Consequently, DCIP cannot accept any partial tenders that would cause these types of Limited Partners to holder fewer than two or three Interests, as applicable, without violating the terms of the Partnership Agreement. DCIP has made this a condition in all of its previous tender offers and the Staff has reviewed every tender offer over the last years.

     Introduction, page 2
     Purpose of the Offer, page 11

          9. Provide support for your assertion that the passage of the Sarbanes Oxley Act will have a material adverse effect on the partnership. Quantify your response as much as possible. We note in this regard that the aggregate cost of Sarbanes Oxley compliance does not support your statements.

                       Response:The Offer to Purchase never stated that "the
              Sarbanes Oxley Act will have a material adverse effect on the partnership." The referenced section of the Offer to Purchase does state that "[t]he passage of the Sarbanes-
              Oxley Act of 2002 has greatly increased reporting requirements of public companies and with it the financial burden of preparing and filing the reports." That section goes on to reference GAO reports of the expected costs that public companies will incur in connection with complying with the new rules implemented under the Sarbanes-Oxley
              Act. The Offerors have stated that the purpose of the Offer is to allow DCIP to terminate its registration under the Securities Exchange Act of 1934, which will consequently reduce the annual operating costs of the Partnership.

     Post Offer Plans, page 11

         10. Refer to the disclosure concerning additional purchases of interests in privately negotiated transactions. Confirm your understanding of the applicability of Rule 14e-5 to the offer.

                       Response:DCIP and Mr. Keierleber confirm their
              understanding of the applicability of Rule 14e-5 to the Offer. None of the privately negotiated transactions referenced on page 11 to the Offer to Purchase occurred after the Offerors publicly announced the Offer and DCIP and Mr. Keierleber undertake to not participant in any privately negotiated transactions for the purchase of Interests until after the Expiration Date of the Offer. DCIP and Mr. Keierleber also represent that none of its privately negotiated transactions referenced in this section, at any time, were in violation of Rule 14e-5.

     Determination of the Purchase Price, page 13

              11. Disclose how, in the absence of a market price or a liquidation value for the interests, the offeror was able to conclude that the price offered in the transaction is fair to the holders of the interests.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-4, as attached. Additionally, please see the section of the Offer to Purchase entitled "Offer - Introduction - Determination of the Purchase Price" for other factors and estimates used by the Offerors in concluding that the Purchase Price is fair to Limited Partners. The Offerors primarily rely on the fairness opinion obtained in connection with their conclusion that the Purchase Price is fair to Limited Partners.

              12. Please revise your disclosure to discuss, in detail, each filing person's purpose for engaging in the transaction, and their reasons for undertaking the transaction at this particular time. See Item 1013(a) and (c) of Regulation M-
              A. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure, and keep in mind that the effect of the transaction is not the same as the purpose.

                       Response:Please see the section of the Offer to Purchase
              entitled "Offer - Introduction - Purpose of the Offer" on page 11, and Amendment No. 1 to the Offer to Purchase dated August 8, 2003, at page S-3, as attached. The reason that both DCIP and Mr. Keierleber determined to commence the Offer at this time was to (i) provide Limited Partners with an opportunity to sell Interests at a price higher than reported transactions in the last three years, (ii) reduce the number of Limited Partners below 300, which will allow DCIP to terminate its reporting obligations under the Securities Exchange Act of 1934, and (iii) provide
              Limited Partners with another opportunity to sell their Interests because of events that occurred after the completion of the prior offer conducted by the Offerors that commenced on April 8, 2002 (the "2002 Offer").
              Subsequent to the completion of the 2002 Offer, two Office Buildings were purchased on July 30, 2002 to replace The
              Meadows II Apartments, which was sold in January 30,
              2002.  One consequnce of the purchase of the Office
              Buildings and the operating results was the suspension of cash distributions during the third quarter of 2002 and thereafter. Although the Offerors acknowledge that the effect of the Offer may not be the same as the purpose, the Offerors do maintain that one of the reasons they are entering into the Offer is so that DCIP can terminate its registration obligations under the Securities Act of 1934, which also is an effect of the Offer.

        13. The factors supporting the transaction must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as the statements listed below, are not acceptable. Please revise your document to explain how each of the factors listed support or do not support the decision to approve the going private transaction. The list below is illustrative rather than exhaustive; please make changes as appropriate throughout your documents.

                   "The General Partner has considered the voluntary nature
              of the transaction"
                "The General Partner also considered that the Interests are not traded on any registered securities exchange or on the NASDAQ..."
                 "The General Partner also determined that the liquidation
              value of the Partnership's property is uncertain at this time..."

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at pages S-4 and S-5, as attached. These pages of Amendment No. 1 specifically address how the factors identified in the Offer to Purchase support or do not support the Partnership's decision to go private.

              14. Revise your disclosure to describe the General Partner's consideration of the impact of the proposed transaction on the unaffiliated interest holders.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-4, as attached.
              The Offerors reasonably believe that the terms of the Offer are fair to unaffiliated Limited Partners, principally because it provides an opportunity for Limited Partners to receive cash for their Interests on a voluntary basis at a price that exceeds the reported third party trading prices of the Interests since January 1, 1999.

     15. Instruction (3) to Item 1014 of Regulation M-A provides that "conclusory statements ... will not be sufficient disclosure for Item
              1014(b)." The discussion of factors considered in determining the fairness of the proposed transaction should therefore address the factors set forth in general instruction
              (2) to item 1014 of Regulation M-A. Expand your discussion to explain in greater detail why the General
              Partner rejected each factor, and to state specifically how the General Partner determined the transaction to be fair. If the General Partner's conclusion was that none of the omitted factors were material, please disclose the bases for such conclusions. _See Question and Answer 21 in Exchange Act Release No. 17719 (April 13, 1981).

                  Response:Some of the factors listed in instruction (2) to
              Item 1014(b) have already been addressed in the Offer to Purchase in the section entitled "Offer - Introduction - Determination of the Purchase Price" and "Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal
              Rights." Those factors include the (i) current and historical market prices, which are all sited in Appendix B to the Offer to Purchase, (ii) purchase prices paid in previous purchases disclosed in response to Item 1002(f), and (iii) the fairness opinion obtained by the Offerors in connection with the Offer. Please also see Amendment No. 1 to the Offer to Purchase dated August 8, 2003, at pages S-3 and
              S-4, as attached for additional disclosures concerning why the Offerors did not rely on the other factors listed in instruction (2) to Item 1014(b).

              16. Revise your disclosure to include a discussion of Mr. Keierleber's reasons for entering into the transaction, and his reasons for undertaking the transaction now.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003 as attached. Beyond those factors stated in response to Comment No. 12, Mr.
              Keierleber is participating in the Offer primarily to facilitate the funding of the Offer. DCIP does not have sufficient cash funds to undertake the entire Offer on its own.

     Certain Effects of the Offer, page 15

     17. It is not clear what you mean by the statement "The interest of Mr. Keierleber in the net book value of the Partnership will decrease from $55 per Interest to $41 per Interest as a result of the Partnership's purchase and retirement of 100 Interests." Please revise.

                       Response: This information is meant to be responsive to
              instruction 3 of Item 1013. As instructed in the Offer to Purchase in this section, you should refer to Annex A-5 for an explanation of how the book value of the Partnership per Interests decreases for all Limited Partners, including Mr. Keierleber, as a result of the Offer. This means that under GAAP the book value changes because DCIP is purchasing
              (and retiring) 100 Interests in the Offer and increasing its debt in so doing.

     Certain Federal Income Tax Consequences, page 30

         18. You are responsible for disclosing all of the material tax consequences of your transaction. With this in mind, delete the word "Certain" from this heading.

              Response:
              Please see Amendment No. 1 to the Offer to Purchase dated
     August 8,
                       2003, at page S-3, as attached where we delete the word
              "certain" and replace it with the word "material".

     Fairness Opinion, page 43

         19. Please supplementally send us a copy of the board books and any other materials prepared by The Valuations Group to assist the General Partner in evaluating the proposed transaction.

             Response: Please see the attached materials to this letter.
              Additionally, please see the summary of these materials in the Offer to Purchase.

      20. In your discussion of recent sales of securities, specifically reference the tender offer conducted by Mr. Keierleber in April of 2002.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-2, as attached.

     Procedures for Tendering Interests, page 54

              21. Your statement that you expect to forward cash to the Limited Partners within five business days of the Expiration Date may not comport with the prompt payment requirements of Rule 13e-4(f)(5). Expand your disclosure to explain the payment mechanism and the reasons you believe you will require five days to complete payment.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, on page S-5, as attached.

     Payment of the Purchase Price, page 57

              22. Amend your disclosure to state that you will pay for tendered interests "promptly" following the expiration of the offer, as required by Rule 13e-4(f)(5), rather than "as promptly as practicable," as the disclosure now states.
              Make conforming changes throughout your document.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-5, as attached.

     Certain Conditions of the Offer, page 58

      23. The disclosure in the first paragraph of this Section states that for the offeror to be able to terminate the offer, one of the listed offer conditions must have been triggered or the offeror has made the secondary determination that the occurrence of the event makes it inadvisable to proceed with the offer. We agree that once an offer condition is implicated, the company has the right to decide whether to go forward with the offer. However, if it decides to proceed in the face of a triggered offer condition, we believe this constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to option holders. Please confirm your understanding supplementally.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-5, as attached.
              We confirm our understanding that a waiver of a material condition to the Offer may require an extension of the Offer and dissemination of new Offer materials to Limited Partners.

              24. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude actions or omissions to act by the bidder.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-5, as attached, where we have deleted the reference to any action or omission to act by the Offerors from the Offer to Purchase.

      25. In this regard, please amend subparagraph (d) to state with greater specificity what market conditions would trigger the condition.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-5, as attached, which revises the disclosure.

              26. The statement that the conditions may be waived by the Offerors "in whole or in part at any time and from time to time in its reasonable discretion" implies that conditions may be waived after expiration. Revise the disclosure to clarify that all conditions, other than regulatory approvals, will be satisfied or waived prior to expiration.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-5, as attached, which revises the disclosure.

     Borrowed Funds, page 63

              27. It is not clear what you mean when you say that the Partnership has received an "unwritten but binding" commitment from an affiliate to finance the transaction. Confirm that you have made all of the disclosures required by Item 1007 of Regulation M-A, and that the affiliate in question is not a filing person by virtue of its financing the transaction.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-5, as attached, which revises the disclosure. We confirm that we have made all disclosures required by Item 1007 and that the affiliate is not a filing person by virtue of its financing.

     Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests, page 64

              28. Revise this section to include a discussion of the April, 2002 tender offer, including disclosure of the terms of that offer.

                       Response:Please see Amendment No. 1 to the Offer to
              Purchase dated August 8, 2003, at page S-2, as attached.


              Very truly yours,


              QUARLES & BRADY LLP

	      /s/ Walter J. Skipper
              Walter J. Skipper

     Attachments
              cc:      Mr. Michael G. Sweet
              Conrad G. Goodkind, Esq.